UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Rockwell Medical Technologies, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

Robert L. Chioini 30142 Wixom Road Wixom, Michigan 48393 (248) 960-9009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 774374102	13D	Page 2 of 4

1.	Name of Reporting Person: Robert L. Chioini
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,069,999
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 3,069,999
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,069,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.5%
14.	Type of Reporting Person (see instructions): IN

CUSIP No. 774374102	13D	Page 3 of 4

This Amendment No. 7 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical Technologies, Inc. (“Rockwell”), as amended (the “Schedule 13D”). The Schedule 13D is further amended as set forth below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

(a) As of the date hereof, the Reporting Person beneficially owned 3,069,999 Common Shares (including 2,113,666 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 13.5% of the Common Shares outstanding, based on 20,707,886 Common Shares outstanding as of February 24, 2012 (as disclosed in the 2011 Form 10-K filed by Rockwell).

The Reporting Person holds the following options to purchase Common Shares as of the date hereof:

Grant Date	# of Shares	Exercise Price	# Vested Currently or Within 60 Days	Vesting Schedule*	Expiration Date
12/16/02	107,000	$.55	107,000	Fully Vested	12/16/2012
6/18/03	300,000	$1.81	300,000	Fully Vested	6/18/2013
9/17/03	25,000	$3.06	25,000	Fully Vested	9/17/2013
1/13/04	105,000	$4.05	105,000	Fully Vested	1/13/2014
12/22/04	335,000	$2.79	335,000	Fully Vested	12/22/2014
12/15/05	375,000	$4.55	375,000	Fully Vested	12/15/2015
12/17/07	250,000	$6.50	250,000	Fully Vested	12/17/2017
4/3/08	75,000	$6.50	75,000	Fully Vested	4/3/2018
11/19/08	175,000	$3.09	175,000	Fully Vested	11/19/2018
6/18/09	225,000	$6.74	150,000	One-third per year starting 6/18/10	6/18/2019
1/15/10	150,000	$7.13	100,000	One-third per year starting 1/15/11	1/15/2020
8/13/10	100,000	$5.8618	33,333	One-third per year starting 8/13/11	8/13/2020
1/11/11	250,000	$8.47	83,333	One-third per year starting 1/11/12	1/11/2021
1/05/12	225,000	$10.04	0	One-third per year starting 1/05/13	1/05/2022

*Option vesting accelerates upon death, disability or a change in control of Rockwell.

A total of 150,000 of the Common Shares beneficially owned are restricted shares which are subject to transfer restrictions prior to vesting. 50,000 of these shares were granted on November 19, 2008 and will vest on May 15, 2012, or immediately upon a change in control of Rockwell. 100,000 of these shares were granted on August 13, 2010, half of which will vest on August 6, 2012 and the remainder of which will vest on August 13, 2013, or immediately upon a change in control of Rockwell.

(c) Other than the option and restricted stock grants described above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 6 to the Schedule 13D:

Date	# of Shares	Price	Transaction
9/09/2011	125,000	$0.70	Exercise of stock option

CUSIP No. 774374102	13D	Page 4 of 4

9/09/2011	10,883	$8.04	Surrender shares to Rockwell to pay exercise price
1/06/2012	36,000	n/a	Options transferred pursuant to domestic relations order (expiring 12/16/2012)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The material terms of the options and restricted stock grants are set forth in Item 5 above. 706,333 of the shares beneficially owned by the Reporting Person are held in a margin account with Morgan Stanley Smith Barney LLC subject to a standard margin loan arrangement entered into on December 29, 2011.

On November 17, 2011, the 2008 restricted stock award was amended to postpone the vesting of the remainder of the awards from November 19, 2011 to May 15, 2012. Similarly, on March 7, 2012, the 2010 restricted stock award was amended so that the vesting of the portion of each award that was scheduled to vest on March 10, 2012 was postponed to August 6, 2012. The remainder of the award will vest on August 13, 2013, as provided in the original award agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following information:

99.6	Form of Amendment to 2008 Restricted Stock Award Agreement as of November 17, 2011 with Robert L. Chioini, filed as an exhibit to Rockwell’s Current Report on Form 8-K on November 22, 2011 and incorporated herein by reference.

99.7	Form of Amendment to 2010 Restricted Stock Award Agreement as of March 7, 2012 with Robert L. Chioini, filed as an exhibit to Rockwell’s Current Report on Form 8-K on March 7, 2012 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2012	/s/ Robert L. Chioini
Robert L. Chioini